Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Noventiq Holding Company on Amendment No. 1 to Form F-4 (File No. 333-276351) of our report dated March 31, 2023, which includes an explanatory paragraph as to Corner Growth Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Corner Growth Acquisition Corp. as of December 31, 2022 and 2021 and for the years ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 13, 2024